Form 20-F
period 2005-12-31
GRACECHURCH RECEIVABLES TRUSTEE LTD; BARCLAYCARD FUNDING PLC; GRACECHURCH CARD FUNDING (NO. 8) PLC
filed 2006-06-29
CIK 1098061, 1096348, 1327948

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
Date of event requiring this shell company report: N/A
Commission file numbers 000-51970
Gracechurch Card Funding (No. 8) PLC
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
Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of Class	Name of Each Exchange on Which Registered

$1,350,000,000 Class A Floating Rate Asset-Backed Notes (1)	None
$75,000,000 Class B Floating Rate Asset-Backed Notes (1)	None
$75,000,000 Class C Floating Rate Asset-Backed Notes (1)	None
Medium Term Note Certificate(2)	None
Investor Certificate (3)	None
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
N/A
Indicate by check mark which financial statement item the registrants have elected to follow.
Item 17 ☐     Item 18 ☐     Incorporated by Reference to filings on Form 6-K ☑
(1)	Gracechurch Card Funding (No. 8) PLC is the registrant for the Class A Notes, the Class B Notes and the Class C Notes.

(2)	Barclaycard Funding PLC is the registrant for the Medium Term Note Certificate.

(3)	Gracechurch Receivables Trustee Limited is the registrant for the Investor Certificate.

Gracechurch Card Funding (No.8) PLC is referred to as the “Company”.
     This Annual Report on Form 20-F relates to:
•	Gracechurch Card Funding (No.8) PLC and the $1,350,000,000 Class A Floating Rate Asset-Backed Notes, the $75,000,000 Class B Floating Rate Asset-Backed Notes and the $75,000,000 Class C Floating Rate Asset-Backed Notes (collectively, the “Notes”) issued pursuant to a trust deed dated June 21, 2005 (the “Trust Deed”), between the Company and The Bank of New York, as note trustee.

•	Gracechurch Receivables Trustee Limited (the “Receivables Trustee”) and the receivables trust, the property of which includes all present and future receivables arising under all MasterCard and VISA credit and charge card accounts of individual cardholders originated by the Barclaycard business unit of Barclays Bank PLC that have not been identified as non-designated accounts and that are denominated in pounds sterling with a billing address within England, Wales, Scotland, Northern Ireland or a permitted additional jurisdiction or a restricted additional jurisdiction. The Receivables Trustee was formed under the laws of Jersey, Channel Islands on September 29, 1999. All of the issued share capital of the Receivables Trustee is held by nominees of a trust company formed in Jersey, Bedell Cristin Trustees Limited, on the terms of a general charitable trust.

•	Barclaycard Funding PLC (the “Medium Term Note Issuer”) which purchased an investor certificate (the “Investor Certificate”) pursuant to the Series 05-1 MTN Supplement, dated June 21, 2005, between the MTN Issuer and The Bank of New York, as security trustee (the “Series 05-1 MTN Supplement”) and issued the Series 05-1 medium term note certificate (the “Series 05-1 MTN Certificate”) pursuant to a security trust and cash management deed, dated November 23, 1999 as supplemented by the Series 05-1 MTN Supplement.
     Capitalized terms used herein and not defined have the same meaning ascribed to such terms in the registration statement on Form F-1 for the Notes filed with the Securities and Exchange Commission on May 23, 2005 and amended by a pre-effective amendment on June 6, 2005 (the “Registration Statement”).
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
Item 4. Information on the Company
Gracechurch Card Funding (No.2) PLC
General
     The Company was formed in England and Wales on April 11, 2005 under the name of Tiltvale PLC with registered number 5419524 as a public company with limited liability under the Companies Acts 1985 and 1989, which is also the primary legislation under which the Company operates. It passed a special resolution to change its name to Gracechurch Card Funding (No. 8) PLC on May 20, 2005.
Property, Plant and Equipment
     Aside from the Series 05-1 MTN Certificate, the Company does not own, lease, or otherwise occupy any property.
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
Compensation
     For the period ended December 31, 2005, the directors of Gracechurch Card Funding (No.8) PLC received no compensation.
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
Documents on display
     It is possible to read and copy documents that have been filed by Gracechurch Card Funding (No.8) PLC with the US Securities and Exchange Commission at the US Securities and Exchange Commission’s office of Investor Education and Assistance located at 100F Street, NE, Washington DC 20549-0213. Please call the US Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Filings with the US Securities and Exchange Commission are also available to the public from commercial document retrieval services, and in the website maintained by the SEC at www.sec.gov.
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
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     Not applicable.
Item 17. Financial Statements
     Not applicable.
Item 18. Financial Statements
     Not applicable.
PART III
Item 19. Exhibits
The following documents are filed as part of this Annual Report:

Exhibit 12.1	Certification of Paul Gerard Turner, Director of Gracechurch Card Funding (No.8) PLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification of Paul Gerard Turner, Director of Barclaycard Funding PLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 12.3	Certification of Paul Gerard Turner, Director of the Receivables Trustee, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1	Gracechurch Card Funding (No.8) PLC’s Officer’s Certificate of Compliance

Exhibit 13.2	Barclaycard Funding PLC’s Officer’s Certificate of Compliance

Exhibit 13.3	The Receivables Trustee’s Officer’s Certificate of Compliance

Exhibit 99.1	Annual Servicer’s Certificate

Exhibit 99.2	Report of Independent Accountants

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gracechurch Card Funding (No. 8) PLC

/s/ Paul Gerard Turner
Name: Paul Gerard Turner
Title: Director

Barclaycard Funding PLC

/s/ Paul Gerard Turner
Name: Paul Gerard Turner
Title: Director

Gracechurch Receivables Trustee Limited

/s/ Paul Gerard Turner

Name: Paul Gerard Turner
Title: Director
Date: June 23, 2006

Index to Exhibits

Exhibit No.	Document Description
12.1	Certification of Paul Gerard Turner, Director of Gracechurch Card Funding (NO.8) PLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Paul Gerard Turner, Director of Barclaycard Funding PLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.3	Certification of Paul Gerard Turner, Director of the Receivables Trustee, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Gracechurch Card Funding (No.8) PLC’s Officer’s Certificate of Compliance

13.2	Barclaycard Funding PLC’s Officer’s Certificate of Compliance

13.3	The Receivables Trustee’s Officer’s Certificate of Compliance

99.1	Annual Servicer’s Certificate

99.2	Report of Independent Accountants